301 Winding Road Old Bethpage, NY 11804 212-750-0371 www.pwreit.com

INSTRUCTIONS AS TO USE OF POWER REIT RIGHTS CERTIFICATES

The following instructions relate to a rights offering (the “Rights Offering”) by Power REIT, a Maryland real estate investment trust (the “Trust”), to the holders of record of shares of its common shares, par value $0.01 per share (“Common Shares”) and to holders of certain outstanding options to purchase Common Shares (“Options”), as described in the Company’s Prospectus dated December [__], 2020 (the “Prospectus”). Holders of record of Common Shares and options to purchase Common Shares as of 5:00 p.m., Eastern Standard Time, on December 28, 2020 (the “Record Date”) are receiving, at no charge, non-transferable subscription rights (the “Rights”) to subscribe for and purchase up to 2,022,139 of the Company’s Common Shares at a subscription price of $26.50 per share (the “Subscription Price”).

Each holder will receive one Right for each Common Share owned of record as of 5:00 p.m., Eastern Standard Time, on the Record Date. The Rights will expire, if not exercised prior to 5:00 p.m., Eastern Standard Time, on January 22, 2021 (the “Expiration Date”), unless the Company extends such Expiration Date. Each Right entitles the holder thereof, at the election of such holder, to subscribe for one (1) Common Share at the Subscription Price.

The Rights will be evidenced by non-transferable Rights Certificates (the “Rights Certificates”) which has a Rights Subscription Agreement on its reverse side (the “Rights Subscription Agreement”). Your Control Letter includes your name and mailing address along with the number of Rights to which you are entitled and a control number. You should indicate your intentions with regard to the exercise of your Rights by completing the appropriate sections of the Rights Subscription Agreement on the back of your Rights Certificate and returning it along with the Control Letter and your payment to the Power REIT. See “Method of Subscription – Exercise of Rights.”

YOUR RIGHTS CERTIFICATE /RIGHTS SUBSCRIPTION AGREEMENT, CONTROL LETTER AND FULL PAYMENT MUST BE RECEIVED BY POWER REIT PRIOR TO 5:00 P.M., EASTERN STANDARD TIME ON THE EXPIRATION DATE. THE PAYMENT AMOUNT SHOULD COVER ALL SHARES YOU WOULD LIKE TO PURCHASE INCLUDING SHARES PURSUANT TO THE OVER-SUBSCRIPTION PRIVILEGE AND MUST BE RECEIVED WITH SUFFICIENT TIME TO PROVIDE CLEARANCE OF ANY CHECKS PRIOR TO 5:00 P.M., EASTERN STANDARD TIME, ON THE EXPIRATION DATE. RIGHTS NOT VALIDLY EXERCISED PRIOR TO 5:00 P.M., EASTERN STANDARD TIME, ON THE EXPIRATION DATE WILL EXPIRE.

1. Method of Subscription — Exercise of Rights

Your Rights are evidenced by a non-transferable Rights Certificate, which will be a physical certificate issued through the facilities of Power REIT’s Transfer Agent or your broker dealer. The Rights Certificate will be delivered directly to registered and beneficial shareholders. On the back of the Rights Certificate is a Rights Subscription Agreement.

If you wish to participate in the Rights Offering, you must deliver all of the following to us before the expiration of the Rights Offering (and funds must clear) prior to 5:00 p.m., Eastern Daylight Time, on January 22, 2021 which is 25 calendar days after the effective date of this prospectus:

1.	The properly completed and signed Rights Certificate/Rights Subscription Agreement
2.	A copy of the Control Letter which includes your name, address, rights total and control number.
3.	Payment of the Subscription Price in full for each Common Share subscribed for pursuant to the Rights including payment for any desired shares pursuant to the Over-Subscription Privilege, payable to Power REIT, as indicated in the Prospectus.

The Trust will accept only accept properly completed and duly executed Rights Certificates/Rights Subscription Agreements actually received at the applicable address listed below, prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date.

The Rights Certificate/Rights Subscription Agreement, The Control Letter and payment of the Subscription Price must be delivered to Power REIT by one or more of the following methods:

If delivering by hand, express mail, courier or other expedited service:

Power REIT

301 Winding Road

Old Bethpage NY 11804

DELIVERY TO AN ADDRESS OTHER THAN THAT PROVIDED ABOVE DOES NOT CONSTITUTE VALID DELIVERY AND, ACCORDINGLY, MAY BE REJECTED BY THE COMPANY.

If you do not indicate the number of Rights being exercised, or do not forward full payment of the Subscription Price, then you will be deemed to have exercised your Rights with respect to the maximum number of whole Rights that may be exercised with the aggregate Subscription Price you delivered to the Trust.

2. Payment Method

Your payment of the Subscription Price must be made in U.S. dollars for the full number of shares of Common Shares you intend to acquire pursuant to the Rights Offering by one of the following methods:

●	Check or bank draft drawn on a U.S. bank payable to “Power REIT”; or
●	Wire transfer of immediately available funds directly to the account maintained by Power REIT for receiving such funds. If you desire to make payment by wire transfer, please contact us at 212 750-0371 or ir@pwreit.com

All payments will be deemed to have been received by the Trust immediately upon receipt, provided that payment by uncertified check shall not be deemed to have been received until final clearance of such check. Payment received after the expiration of the Rights Offering, or any uncertified check which has not cleared by the expiration of the Rights Offering, will not be honored, and the Subscription Agent will return your payment to you, without interest or penalty, as soon as practicable.

3. Issuance of Common Shares

At the completion of the Rights Offering, we will Common Shares in book-entry form at our Transfer Agent. We will not issue any stock certificates. If you participate in the Rights Offering, you will receive a statement of ownership from our transfer agent, Broadridge Corporate Issuer Solutions, Inc., reflecting the shares of Common Shares that you have purchased in the Rights Offering after the closing of the Rights Offering.

4. Sale or Transfer of Rights

The Rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your Rights to any third party. Power REIT will allow the transfer of Rights to affiliates of the owner. Please contact us at (212) 750-0371 or ir@pwreit.com to coordinate such approval. All such assignment must be approved by Power REIT in its sole and absolute discretion and the holder of the Right must present to Power REIT satisfactory evidence of the affiliated party relationship.

5. Execution

Execution by Shareholder. The signature on the Rights Certificate must correspond with the name of the shareholder exactly as it appears on the face of the Rights Certificate without any alteration or change whatsoever. Persons who sign the Rights Certificate in a representative or other fiduciary capacity must indicate their capacity when signing on behalf of the registered holder and, unless waived by Power REIT in its sole and absolute discretion, must present to Power REIT satisfactory evidence of their authority to so act.

6. Method of Delivery

The method of delivery of Rights Certificate/Rights Subscription Agreement, Control Letter and payment of the subscription payments to us will be at the election and risk of the participating Rights holder, but if sent by mail it is recommended that such certificates and payments be sent by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date. You are encouraged to act promptly to ensure that all required documents and payments are actually received by the Trust prior to the expiration of the Rights Offering.

7. No Revocation

All exercises of Rights are irrevocable.